VIA EDGAR

August 4, 2020

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Courtney Lindsay
Mary Beth Breslin

Re:	Checkmate Pharmaceuticals, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-239932

Requested Date:	August 6, 2020
Requested Time:	4:00 p.m. Eastern Standard Time

Dear Mr. Lindsay and Ms. Breslin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Checkmate Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 6, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Carolyn Ward at (617) 570-1376. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Carolyn Ward, by facsimile to (617) 801-8979.

[Remainder of page left intentionally blank]

If you have any questions regarding this request, please contact Carolyn Ward of Goodwin Procter LLP at (617) 570-1376.

Sincerely,

CHECKMATE PHARMACEUTICALS, INC.

/s/ Barry Labinger
Barry Labinger
President and Chief Executive Officer

cc:	Kleem Chaudhary, Chief Business Officer, Checkmate Pharmaceuticals, Inc.

Jon Lieber, Chief Financial Officer, Checkmate Pharmaceuticals, Inc.

Benjamin K. Marsh, Esq., Goodwin Procter LLP

[Signature Page to Acceleration Request]